Capital One Securities
9
th
Annual Energy Conference
Mark McCollum
EVP & Chief Financial Officer
December 10, 2014
Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: Halliburton Company
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397

© 2014 HALLIBURTON. ALL RIGHTS RESERVED. 2
The statements in this presentation that are not historical statements, including statements regarding the integration of Halliburton and
Baker Hughes, the strength of the combined company (including expected synergies and the costs and timing to obtain them), expectations regarding the accretiveness of the acquisition, capabilities and advantages of the combined company, whether the transaction will close and the expected timing thereof, whether all required regulatory clearances and approvals will be obtained, projected capital structure, expected fourth quarter 2014 operational results and restructuring charges are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company's control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Halliburton’s or Baker
Hughes’ stockholders; the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services;
the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of
Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; and other risks and uncertainties described in Halliburton’s Form 10-K for the year ended
December 31, 2013, Form 10-Q for the quarter ended September 30, 2014, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings. These filings also discuss some of the important risk factors identified that may affect Halliburton's business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-
looking statements for any reason.

© 2014 HALLIBURTON. ALL RIGHTS RESERVED. 3
This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton and/or Baker Hughes may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document Halliburton and/or Baker Hughes may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE PROXY
STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE
FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Halliburton and/or Baker Hughes, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available)
and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov.
Copies of the documents filed with the SEC by Halliburton will be available free of charge on Halliburton’s internet website at
http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at
+1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes will be available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at
trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.
Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 7, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, its Quarterly Report on Form 10-Q for the
quarter ended September 30, 2014, which was filed with the SEC on October 24, 2014 and its Current Reports on Form 8-K filed with the SEC on July 21, 2014 and December 9, 2014. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, its Quarterly Report on Form 10-Q for the quarter ended
September 30, 2014, which was filed with the SEC on October 21, 2014, and its Current Reports on Form 8-K filed with the SEC on June 10,
2014 and September 10, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Participants in Solicitation
Additional information

© 2014 HALLIBURTON. ALL RIGHTS RESERVED. 4
Combined company should be rewarded with a higher trading
multiple than either HAL or BHI enjoys today
A Stronger and More Diverse Organization
Targeting Nearly $2 billion of Annual Cost Synergies
Accretive Metrics
Cash Flow by end of Year One After Close
Earnings per Share by end of Year Two After Close
Pro forma capital structure maintains strong investment grade ratings and provides substantial flexibility
Committed to Efficiency and Returns

© 2014 HALLIBURTON. ALL RIGHTS RESERVED. 5
Expanded Platform
for Superior
Growth, Margins &
Returns
Comprehensive
Mature Fields
Capabilities
Best-in-Class
Unconventional
Solutions
Robust
Deep Water
Technology
Portfolio

© 2014 HALLIBURTON. ALL RIGHTS RESERVED. 6
R&D
Optimization
Administration/
Organizational
Efficiencies
Real Estate
North American
Operational
Efficiencies
International
Operational
Efficiencies
Corporate
Nearly $2 billion of annual cost synergies
“Best Athlete”
Leadership
Asset Utilization
Working Capital
Underserved Markets

© 2014 HALLIBURTON. ALL RIGHTS RESERVED. 7 Prior to Close Initiated Regulatory Reviews Announced Integration Leadership Established Integration Teams After Close

© 2014 HALLIBURTON. ALL RIGHTS RESERVED. 8 Today Complete Regulatory Reviews “Day 2” Architecture Integration/Synergy Planning After Close

© 2014 HALLIBURTON. ALL RIGHTS RESERVED. 9 Today Prior to Close Execute on Integration/ Synergies Recapitalization Drive Shareholder Returns

© 2014 HALLIBURTON. ALL RIGHTS RESERVED. 10 Short-Term Adjustments Maintaining Long-Term Flexibility

© 2014 HALLIBURTON. ALL RIGHTS RESERVED. Integration Planning Underway Maintaining Flexibility Focused on Returns © 2014 HALLIBURTON. ALL RIGHTS RESERVED.

Capital One Securities 9 th Annual Energy Conference Mark McCollum EVP & Chief Financial Officer December 10, 2014